As filed with the Securities and Exchange Commission on May 10, 2024

Securities Act Registration No. 333-272606
Investment Company Registration No. 811-23863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 4	☒

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.
(Exact Name of Registrant as Specified in the Charter)

Brookfield Place, 225 Liberty Street

New York, NY 10281

(Address of Principal Executive Offices)

(855) 777-8001
(Registrant’s Telephone Number, Including Area Code)

Brian F. Hurley, Esq.
Brookfield Asset Management Inc.

Brookfield Place, 225 Liberty Street

New York, NY 10281

(Name and Address of Agent for Service)

Copies to:

Michael R. Rosella, Esq.
Thomas D. Peeney, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-272606

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form N-2 (the “Registration Statement”) of Brookfield Infrastructure Income Fund Inc. (the “Registrant”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

Financial Statements

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

1.	Financial Statements:

Part A: The annual report to the Fund’s shareholders for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) is incorporated herein by reference.

Part B: The 2023 Annual Report, and related Report of Independent Registered Public Accounting Firm, are incorporated herein by reference to the 2023 Annual Report.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibits

(a)(1)	Articles of Incorporation.(1)
(a)(2)	Articles of Amendment.(1)
(a)(3)	Articles of Amendment and Restatement.(2)
(b)(1)	Bylaws of the Registrant.(1)
(b)(2)	Amended and Restated Bylaws.(2)
(c)	Not applicable.
(d)(1)	Instruments defining the rights of holders of securities being registered herein are incorporated by reference from the Registrant’s Articles of Incorporation and Bylaws.(1)
(d)(2)	Multi-Class Plan.(*)
(e)	Dividend Reinvestment Plan.(*)
(f)	Not applicable.
(g)(1)	Investment Advisory Agreement between the Registrant and Brookfield Asset Management Private Institutional Capital (Canada), L.P.(*)
(g)(2)	Investment Sub-Advisory Agreement between Brookfield Asset Management Private Institutional Capital (Canada), L.P. and Brookfield Public Securities Group LLC.(*)
(h)(1)	Distribution Agreement between the Registrant and the Distributor.(*)
(h)(2)	Distribution Services Agreement.(*)
(h)(3)	Form of Dealer Agreement.(2)
(h)(4)	Distribution and Servicing Plan.(*)
(i)	Not applicable.
(j)	Custody Agreement.(*)
(k)(1)	Transfer Agent Services Agreement.(*)
(k)(2)	Administration Agreement.(*)
(k)(3)	Fund Services Agreement.(*)
(k)(4)	Expense Limitation Agreement.(*)
(l)	Opinion and Consent of Venable LLP.(2)
(m)	Not applicable.
(n)(1)	Consent of Paul Hastings LLP.(3)
(n)(2)	Consent of Deloitte & Touche LLP.(3)
(p)	Subscription Agreement.(2)
(q)	Not applicable.
(r)(1)	Code of Ethics of Brookfield Public Securities Group LLC and the Registrant.(*)
(r)(2)	Code of Ethics of Brookfield Asset Management Private Institutional Capital (Canada), L.P.(*)
(s)	Filing Fee Table.(2)
(t)(1)	Power of Attorney, dated August 24, 2023.(2)
(t)(2)	Power of Attorney, dated January 23, 2024.(3)

(*)	Filed herewith.
(1)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-272606), filed on June 12, 2023.
(2)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-272606), filed on September 7, 2023.
(3)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-272606), filed on April 30, 2024.

Item 26.	Marketing Arrangements

See the Form of Distribution Agreement filed as Exhibit (h) to this Registration Statement.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration fee	$220,400
Printing and engraving expenses	150,000
Accounting fees and expenses	10,000
Legal fees and expenses	6,500,000
Miscellaneous	119,600
Total	$7,000,000

Item 28.	Persons Controlled by or Under Common Control

None.

Item 29.	Number of Holders of Securities

The following table shows the number of holders of securities of the Registrant as of April 29, 2024.

Title of Class	Number of Record Holders
Class I Shares	2,763
Class D Shares	0
Class S Shares	0
Class T Shares	0

Item 30.	Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Fund’s charter (the “Charter”) contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Fund’s Charter, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, obligates the Fund to indemnify any present or former director or officer or any individual who, while serving as a director or officer of the Fund and, at the Fund’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan, or other enterprise as a director, officer, partner, trustee, manager, or member from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

The Fund’s Charter also permits the Fund to indemnify and advance expenses to any individual who served any predecessor of the Fund in any of the capacities described above and any employee or agent of the Fund or a predecessor of the Fund, if any.

Maryland law requires a corporation (unless its charter provides otherwise, which the Fund’s Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property, or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to pay or reimburse reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

In accordance with the 1940 Act, the Fund will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Item 31.	Business and Other Connections of Adviser

Brookfield Asset Management Private Institutional Capital (Canada), L.P. (“BAM PIC Canada” or the “Adviser”), a Manitoba limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Registrant. The Adviser’s offices are located at 181 Bay Street, P.O. Box 762, Toronto, ON M5J 2T3. Information as to the officers and directors of the Adviser is included in its current Form ADV File No. 801-70688 filed with the Securities and Exchange Commission.

Item 32.	Locations of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act relating to the Registrant are maintained at the following offices:

1.	Brookfield Public Securities Group LLC Brookfield Place 225 Liberty Street New York, New York 10281

2.	SS&C Global Investor & Distribution Solutions, Inc. 1055 Broadway Street Kansas City, Missouri 64105

3.	J.P. Morgan Chase Bank, N.A. 1111 Polaris Parkway Columbus, Ohio 43240

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

i.     to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.    to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.     that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.     to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.     that, for the purpose of determining liability under the Securities Act to any purchaser:

i.     if the Registrant is subject to Rule 430B under the 1933 Act: (A) each prospectus filed by the Registrant pursuant to Rule 424(b) (3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.    if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e.     that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i.     any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

ii.    free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

iii.   the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv.   any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.     Registrant undertakes:

a.     that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act will be deemed to be a part of the Registration Statement as of the time it was declared effective.

b.     that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at that time will be deemed to be the initial bona fide offering thereof.

5.     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

7.     The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or SAI.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 10th day of May, 2024

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

By:	/s/ Chloe Berry
Chloe Berry
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Chloe Berry	President	May 10, 2024
Chloe Berry	(Principal Executive Officer)

/s/ Casey P. Tushaus	Treasurer	May 10, 2024
Casey P. Tushaus	(Principal Financial and Accounting Officer)

*	Director	May 10, 2024
Heather S. Goldman

/s/ Brian F. Hurley	Director	May 10, 2024
Brian F. Hurley

*	Director	May 10, 2024
Edward A. Kuczmarski

*	Director	May 10, 2024
Stuart A. McFarland

*	Director	May 10, 2024
William H. Wright

*	Director	May 10, 2024
Betty Whelchel

* Pursuant to Power of Attorney

By:	/s/ Chloe Berry
Chloe Berry
Attorney-In-Fact, pursuant to Power of Attorney

Exhibit Index

Exhibit	Exhibit Name
(d)(2)	Multi-Class Plan.
(e)	Dividend Reinvestment Plan.
(g)(1)	Investment Advisory Agreement between the Registrant and Brookfield Asset Management Private Institutional Capital (Canada), L.P.
(g)(2)	Investment Sub-Advisory Agreement between Brookfield Asset Management Private Institutional Capital (Canada), L.P. and Brookfield Public Securities Group LLC.
(h)(1)	Distribution Agreement between the Registrant and the Distributor.
(h)(2)	Distribution Services Agreement.
(h)(4)	Distribution and Servicing Plan.
(j)	Custody Agreement.
(k)(1)	Transfer Agent Services Agreement.
(k)(2)	Administration Agreement.
(k)(3)	Fund Services Agreement.
(k)(4)	Expense Limitation Agreement.
(r)(1)	Code of Ethics of Brookfield Public Securities Group LLC and the Registrant.
(r)(2)	Code of Ethics of Brookfield Asset Management Private Institutional Capital (Canada), L.P.